UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 31, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dole Food Company, Inc.

File No. 5-33795 - CF#30217

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DFC Holdings, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit (b)(2) to a Schedule 13E-3 filed on August 21, 2013 and amended on September 20, September 24, October 1 and October 3, 2013.

Based on representations by DFC Holdings, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit (b)(2)　　　　　through November 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary